GALIANO GOLD REPORTS Q4 AND FULL YEAR
2023 OPERATING AND FINANCIAL RESULTS

Vancouver, British Columbia, February 16, 2024 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to report its fourth quarter ("Q4") and full year 2023 operating and financial results for the Company and the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Limited ("Gold Fields") which is managed and operated by Galiano. On December 21, 2023, the Company announced it had reached an agreement with Gold Fields to acquire its 45% interest in the AGM.

All financial information contained in this news release is reported in United States dollars.

Consolidation of AGM

  On December 21, 2023, the Company announced it had entered into a binding share purchase agreement ("SPA") with subsidiaries of Gold Fields to acquire its 45% interest in the AGM JV (the "Acquisition"). The objective of the Acquisition is to consolidate ownership of the AGM and establish Galiano as growing gold producer with robust financial strength, owning and operating one of the largest gold mines in West Africa. Upon closing of the Acquisition, the Company will own a 90% interest in the AGM with the Government of Ghana continuing to hold a 10% free-carried interest.

The Acquisition is expected to close in the first quarter of 2024, pending receipt of customary regulatory approvals in Ghana.

Asanko Gold Mine JV Key Metrics (100% basis):

  Safety: There were no lost-time injuries and one total recordable injury recorded during the fourth quarter, resulting in 12‐month rolling LTI and TRI frequency rates of 0.50 and 1.65 per million employee hours worked, respectively.

  Production performance: Gold production of 31,947 ounces during the fourth quarter. 2023 annual gold production of 134,077 ounces, exceeding the top end of upward revised guidance of between 120,000 to 130,000 ounces.

  Milling performance: Achieved mill throughput of 1.5 million tonnes (“Mt”) of ore at a grade of 0.8 grams per tonne (“g/t”) during the fourth quarter. Metallurgical recovery in Q4 2023 was 84%. Mill throughput for 2023 totaled 6.1 Mt, a new record for the AGM.

  Cost performance: Total cash costs1 of $1,352 per gold ounce (“/oz”) and all-in sustaining costs1 (“AISC”) of $2,065/oz for the three months ended December 31, 2023. Full year 2023 AISC1 amounted to $1,522/oz, at the lower end of downward revised guidance of between $1,500/oz to $1,600/oz. Q4 2023 AISC1 was elevated as anticipated due to higher sustaining capital expenditures related to Abore waste stripping and implementation of a water treatment system at the tailings storage facility (“TSF”).

  Cash flow generation: The JV generated positive cash flow from operations of $24.1 million and Free Cash Flow1 of $2.3 million during the fourth quarter. Full year 2023 Free Cash Flow1 totaled $48.4 million.

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1 See "8. Non-IFRS measures"

  Financial performance: Gold revenue of $59.3 million generated from 30,555 gold ounces sold at an average realized price of $1,942/oz during the fourth quarter. Net income of $3.7 million and Adjusted EBITDA1 of $9.0 million during the fourth quarter.

  Restart of mining: Hard rock mining operations at the AGM restarted on October 1, 2023, with waste stripping activities ongoing. The Abore pit remains on track to deliver higher grade ore to the processing plant, as compared to the current stockpile processing, in Q2 2024.

  Exploration focus: Infill drilling at Abore, designed to convert inferred Mineral Resources to the indicated Mineral Resource category, and early stage drill testing at the Gyagyatreso prospect were completed. Other 2023 exploration programs included drilling at Midras South to advance the deposit towards a potential maiden Mineral Reserve estimate, and at Nkran to support potential Mineral Resource upgrades. Preliminary exploration work was also undertaken across the AGM’s regional greenfields targets – with focus on the Aburi and Sky Gold concessions.

  Robust liquidity: $138.7 million in cash and cash equivalents, $5.7 million in gold sales receivables, $5.1 million in gold on hand and no debt as of December 31, 2023.

Galiano Highlights:

  Consolidation of AGM JV: On December 21, 2023, the Company announced the execution of the SPA to acquire Gold Fields' 45% interest in the AGM JV.

  Stable balance sheet: Cash and cash equivalents of $55.3 million as at December 31, 2023 and no debt.

  Earnings: Net loss of $5.8 million or $0.03 per common share during the fourth quarter, which includes the Company’s share of the JV’s net earnings for the quarter and a downward fair value adjustment on the Company’s preferred shares in the JV.

“The AGM continues to perform well, with full year 2023 gold production surpassing the upper end of guidance of between 120,000 to 130,000 ounces,” stated Matt Badylak, Galiano’s President and Chief Executive Officer. “Strong production enabled the mine to continue to generate cash during the fourth quarter despite the planned elevated capital expenditure. With mining operations at the AGM having recommenced during the quarter, Abore is on track to deliver higher grade ore to the processing plant by the second quarter of 2024. Health and safety remain a top priority throughout the organization, and I am encouraged by the progress and execution of safety measures and strategies at the AGM.

At the corporate level, I am very pleased with the announcement of our acquisition of Gold Fields' 45% interest in the joint venture. This transaction is transformational for Galiano and provides a strong foundation to grow into a mid-tier gold producer.  Galiano closed the quarter with $55 million in cash and no debt, and on a pro forma basis, after closing the acquisition with Gold Fields, the consolidated Galiano group will have approximately $130 million in cash while remaining debt free. The strengthening of our balance sheet will allow us to execute on our self-financed life of mine plan at the AGM, in addition to seeking additional opportunities for long term growth."

Asanko Gold Mine - Summary of quarterly operational and financial highlights (100% basis)

Asanko Gold Mine (100% basis)	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Mining
Ore mined ('000t)	22	-	-	-	-
Waste mined ('000t)	3,415	-	-	-	-
Total mined ('000t)	3,437	-	-	-	-
Strip ratio (W:O)	155.2	-	-	-	-
Average gold grade mined (g/t)	0.7	-	-	-	-
Mining cost ($/t mined)[2]	4.30	-	-	-	-
Ore tonnes trucked ('000 t)	657	695	729	1,367	503
Ore transportation cost ($/t trucked)	6.54	6.63	5.88	5.51	6.19
Processing
Ore milled ('000t)	1,486	1,573	1,457	1,566	1,518
Average mill head grade (g/t)	0.8	0.8	0.8	0.9	0.8
Average recovery rate (%)	84	87	85	73	80
Processing cost ($/t milled)	9.94	9.69	11.01	9.78	10.06
G&A cost ($/t milled)	5.55	4.16	4.68	4.09	4.20
Gold produced (oz)	31,947	35,779	33,673	32,678	34,090
Financials, costs and cash flow
Revenue ($m)	59.5	67.8	64.1	65.2	57.8
Gold sold (oz)	30,555	35,522	32,912	35,174	34,202
Average realized gold price ($/oz)	1,942	1,902	1,944	1,850	1,686
Total cash costs[1] ($/oz)	1,352	1,056	1,127	1,083	1,031
All-in sustaining costs[1] ($/oz)	2,065	1,445	1,374	1,268	1,191
All-in sustaining margin[1] ($/oz)	(123)	457	570	582	495
All-in sustaining margin[1] ($m)	(3.8)	16.2	18.8	20.5	16.9
Income from mine operations ($m)	8.7	23.7	24.4	24.7	19.2
Adjusted net income[1] ($m)	3.7	21.3	24.4	20.6	19.6
Cash provided by operating activities ($m)	24.1	39.7	18.0	18.9	11.1
Free cash flow[1] ($m)	2.3	24.0	10.1	12.0	5.5

2 No unit mining costs in Q1 to Q3 2023 as no tonnes were mined.

Asanko Gold Mine - Financial and operational highlights for the three months and years ended December 31, 2023 and 2022 (100% basis)

	Three months ended December 31,		Year ended December 31,
(All amounts in 000's of US dollars, unless otherwise stated)	2023	2022	2023	2022
Asanko Gold Mine (100% basis)
Financial results
Revenue	59,514	57,808	256,543	297,136
Income from mine operations	8,675	19,167	81,483	71,653
Net income	3,664	83,712	69,940	103,223
Adjusted net income[1]	3,664	19,627	69,940	58,058
Adjusted EBITDA[1]	9,020	22,810	82,899	79,248

Cash and cash equivalents	138,655	91,271	138,655	91,271
Cash generated from operating activities	24,058	11,135	100,720	75,479
Free cash flow[1]	2,285	5,528	48,373	43,780
AISC margin[1]	(3,758)	16,930	51,787	70,664

Key mine performance data
Gold produced (ounces)	31,947	34,090	134,077	170,342
Gold sold (ounces)	30,555	34,202	134,163	167,849

Average realized gold price ($/oz)	1,942	1,686	1,908	1,767

Total cash costs ($ per gold ounce sold)[1]	1,352	1,031	1,148	1,157
AISC ($ per gold ounce sold)[1]	2,065	1,191	1,522	1,346

  The AGM produced 31,947 ounces of gold during Q4 2023, as the processing plant achieved milling throughput of 1.5 Mt of ore at a grade of 0.8 g/t with metallurgical recovery averaging 84%.

  Produced 134,163 ounces of gold in 2023, exceeding the upper end of revised 2023 production guidance of between 120,000 to 130,000 ounces as stockpile grades performed better than expected.

  Sold 30,555 ounces of gold in Q4 2023 at an average realized gold price of $1,942/oz for total revenue of $59.5 million (including $0.2 million of by-product silver revenue), an increase of $1.7 million from Q4 2022. The increase in revenue quarter-on-quarter was due to a 15% increase in realized gold prices relative to Q4 2022, partly offset by an 11% reduction in sales volumes.

  Income from mine operations for Q4 2023 totaled $8.7 million compared to $19.2 million in Q4 2022. The decrease in income from mine operations was due to a $10.4 million increase in cost of sales that resulted from a portion of the mill feed including stockpiled ore which had a higher average cost, recognizing a $5.0 million legal provision related to a dispute with a former mining contractor, and recording a $2.3 million provision against supplies inventory. This was partly offset by the $1.7 million increase in revenue described above.

  Reported Adjusted EBITDA1 of $9.0 million in Q4 2023 compared to $22.8 million in Q4 2022. The decrease in Adjusted EBITDA1 was largely driven by the decrease in income from mine operations described above and favourable foreign exchange movements in Q4 2022.

  Total cash costs1 in Q4 2023 amounted to $1,352/oz compared to $1,031/oz in Q4 2022. Gold sales volumes decreased by 11% in Q4 2023, which had the effect of increasing fixed costs on a per ounce basis. Additionally, a portion of the mill feed during Q4 2023 included stockpiled ore which had a higher average cost, resulting in higher production costs. The AGM also recorded a $2.3 million provision against supplies inventory during Q4 2023, resulting in a $75/oz increase to total cash costs1.

  AISC1 for Q4 2023 was $2,065/oz compared to $1,191/oz in the comparative period. AISC1 was higher in the current quarter predominately due to the increase in total cash costs per ounce1 described above and higher sustaining capital expenditures ($504/oz increase) to support the restart of mining in Q4 2023 (including pre-stripping activities at Abore), implementation of a water treatment system and additional work completed on a TSF lift.

  The AGM generated $24.1 million of cash flow from operating activities and free cash flow1 of $2.3 million during Q4 2023. This compares to $11.1 million of cash flow from operating activities and free cash flow1 of $5.5 million during Q4 2022.  The decrease in free cash flow1 was primarily due to higher capital spend to support a restart of mining operations.

Galiano Gold Inc. - Financial highlights for the three months and years ended December 31, 2023 and 2022

	Three months ended December 31,		Year ended December 31,
(All amounts in 000's of US dollars, unless otherwise stated)	2023	2022	2023	2022
Galiano Gold Inc.
Net (loss) income	(5,758)	28,500	26,085	40,809
Net (loss) income per common share	(0.03)	0.13	0.12	0.18
Adjusted net (loss) income[1]	(5,758)	(6,010)	26,085	6,299
Adjusted net (loss) income per common share[1]	(0.03)	(0.03)	0.12	0.03
Adjusted EBITDA[1]	98	8,169	26,754	28,827
Cash and cash equivalents	55,270	56,111	55,270	56,111

  The Company reported a net loss of $5.8 million in Q4 2023, compared to net income of $28.5 million in Q4 2022. The reduction in net earnings during Q4 2023 was primarily due to a $3.9 million downward fair value adjustment on the Company's preferred shares in the JV and higher general and administrative expenses resulting from an increase in the fair value of cash‐settled long‐term incentive plan awards linked to the Company's share price.

Net income was higher in Q4 2022 due to the Company recording its share of the JV's net earnings which amounted to $46.5 million, and included the Company's share of an impairment reversal recorded at the AGM JV. Partly offsetting the higher share of JV net income in Q4 2022 was a $22.2 million downward fair value adjustment on the Company's preferred shares in the JV.

  Adjusted EBITDA1 for Q4 2023 amounted to $0.1 million, compared to $8.2 million in Q4 2022. The decrease in Adjusted EBITDA1 was due to a reduction in the Company's attributable interest in the AGM JV's Adjusted EBITDA1 and higher share-based compensation expense in Q4 2023.

  Cash used in operating activities in Q4 2023 was $1.6 million, compared to cash provided by operating activities of $0.8 million in Q4 2022. The increase in cash used in operating activities from Q4 2022 to Q4 2023 was largely driven by a positive working capital movement in Q4 2022 due to higher accounts payable and collecting the Company's service fee receivable from the JV.

  As of December 31, 2023, the Company had cash and cash equivalents of $55.3 million and no debt.

2024 AGM Guidance

The Company will provide guidance for its consolidated business after closing of the Acquisition.

This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the Audited Annual Consolidated Financial Statements for the years ended December 31, 2023 and 2022, which are available at www.galianogold.com and filed on SEDAR+.

1 Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this news release. These non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-IFRS Measures section of Galiano's Management's Discussion and Analysis for an explanation of these measures and reconciliations to the Company's and the JV's reported financial results in accordance with IFRS.

  Total Cash Costs per Gold Ounce

Management of the Company uses total cash costs per gold ounce sold to monitor the operating performance of the JV.  Total cash costs include the cost of production, adjusted for share-based compensation expense, by-product revenue and production royalties per ounce of gold sold.

  All-in Sustaining Costs per Gold Ounce and All-in Sustaining Margin

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, sustaining capitalized stripping costs, reclamation cost accretion and lease payments made to and interest expense on the AGM's mining and service lease agreements per ounce of gold sold. Excluded from AISC are one-time severance charges in line with World Gold Council guidance.  All-in sustaining margin is calculated by taking the average realized gold price for a period less that period's AISC.

  EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and to include the Company's interest in the Adjusted EBITDA of the JV. Other companies and JV partners may calculate EBITDA and Adjusted EBITDA differently.

  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use free cash flow to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining and service contractors for leases capitalized under IFRS 16.

  Adjusted net income and adjusted net income per common share

The Company has included the non-IFRS performance measures of adjusted net income and adjusted net income per common share. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items or non-recurring items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company or the JV and its ability to generate cash flows and is an important indicator of the strength of the Company's or the JV's operations and performance of its core business.

Qualified Person

Richard Miller, P.Eng., Vice President Technical Services with Galiano Gold Inc., is a Qualified Person as defined by Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects, and has approved the scientific and technical information contained in this news release.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company operates and manages the Asanko Gold Mine, which is located in Ghana, West Africa, and jointly owned with Gold Fields. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Contact Information

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: the ability of the Company to satisfy the conditions required to close the Acquisition; the receipt of all necessary regulatory approvals in connection with the Acquisition; the expected timing for closing the Acquisition; the operating plans for the AGM under the JV between the Company and Gold Fields; the ability of the Company to execute on its self-financed life of mine (“LOM”) plan at the AGM; opportunities for growth at the corporate level; commitment to health and safety; planned and future drilling programs; anticipated production and cost guidance; mine restart plans and timing thereof; timing of delivery of higher grade ore from the Abore pit; and statements regarding the usefulness and comparability of certain non-IFRS measures. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on the LOM plan, development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company’s ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the JV and the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the JV and the Company in implementing its development strategies and achieving its business objectives; the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the mineral reserve and mineral resource estimates may change and may prove to be inaccurate; metallurgical recoveries may not be economically viable; risks associated with the Company ceasing its mining operations during 2023; LOM estimates are based on a number of factors and assumptions and may prove to be incorrect; risks related to the Company’s ability to close the Acquisition; risks related to the expected benefits of the Acquisition; the risk that the Company and Gold Fields will not agree on the manner in which the JV will operate the AGM; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the JV’s mineral properties may experience a loss of ore due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company’s business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; recoveries may be lower in the future and have a negative impact on the Company’s financial results; the lower recoveries may persist and be detrimental to the AGM and the Company; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company’s shareholders may be subject to future dilution; risks related to the control of AGM cashflows and operation through a joint venture; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; risks related to information systems security threats; non-compliance with public disclosure obligations could have an adverse effect on the Company’s stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company’s reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company’s share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company’s growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company’s common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company’s shareholders may be unable to sell significant quantities of the Company’s common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and the risk factors described under the heading “Risk Factors” in the Company’s Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this news release.

Source: Galiano Gold Inc.